Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of disclosure letters that PLDT Inc. (the “Company”) filed today with the Philippine Stock Exchange, Inc. (the “PSE”), the Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation in response to the letter from the PSE dated January 17, 2024 requesting the Company to clarify information and/or to provide relevant information in relation to the news article entitled “MVP-Lopez done deal? ABS-CBN shares soar amid talks PLDT’s purchase of Sky Cable clears anti-competition body” as posted in Bilyonaryo.com on January 16, 2024.

January 17, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Gentlemen:

We refer to the letter of the PSE dated January 17, 2024 requesting PLDT Inc. (“PLDT”) to clarify information and/or to provide relevant information in relation to the news article entitled “MVP-Lopez done deal? ABS-CBN shares soar amid talks PLDT’s purchase of Sky Cable clears anti-competition body” as posted in Bilyonaryo.com on January 16, 2024.

The news article states, in part, that:

“Will the Lopez family finally pop the champagne bottle with the much-anticipated completion of the sale of ABS-CBN Broadcasting’s cable and broadband arm to bilyonaryo Manny V. Pangilinan’s PLDT?

According to a Babbler, the Philippines Competition Commission (PCC) has reportedly given its approval for PLDT’s 100 percent buyout of ABS-CBN’s Sky Cable.

. . . .

The sale of Sky Cable will generate P4 billion, representing ABS-CBN’s 59 percent stake in the company. ABS-CBN plans to use the fresh cash to pay off its maturing debt while concentrating its resources on content creation.

. . . .

On its part, PLDT will merge Sky Cable’s fiber broadband subsrcibers while the cable TV will be absorbed by Cignal, a wholly owned subsidiary of the MediaQuest Holdings under the PLDT Beneficial Trust Fund.

. . . .”

We wish to clarify that the Philippine Competition Commission (the “PCC”) has not yet concluded its review process for PLDT’s proposed acquisition of the broadband business and related assets of Sky Cable Corporation (“Sky”) through the purchase of 100% of Sky’s total issued and outstanding capital stock (the “Proposed Transaction”). Once the approval of the PCC is obtained, the sellers will continue to work on the other closing conditions which include, among others, the termination or cessation of Sky’s pay TV and cable businesses, obtaining all other applicable government approvals and clearances, and obtaining all required consents and corporate actions. Obtaining the closing conditions is necessary for the implementation of the Proposed Transaction.

We trust that the foregoing explanation clarifies matters.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

January 17, 2024

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head – Issuer Compliance and Disclosure Department

Gentlemen:

We furnish you with a copy of our letter dated January 17, 2024 in response to the letter of the Philippine Stock Exchange of even date wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the news article entitled “MVP-Lopez done deal? ABS-CBN shares soar amid talks PLDT’s purchase of Sky Cable clears anti-competition body” as posted in Bilyonaryo.com on January 16, 2024.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,397 As of December 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
9/F MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	January 17, 2024
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793-00000

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

Attached herewith is a copy of our letter dated January 17, 2024 in response to the letter of the Philippine Stock Exchange of even date wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the Bilyonaryo.com news article entitled “MVP-Lopez done deal? ABS-CBN shares soar amid talks PLDT’s purchase of Sky Cable clears anti-competition body” as posted in Bilyonaryo.com on January 16, 2024.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

January 17, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date: January 17, 2024